As filed with the Securities and Exchange Commission on December 4, 2003

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

Rogue Wave Software, Inc.

(Name of Subject Company (Issuer))

Quovadx, Inc.

Chess Acquisition Corporation
a wholly owned subsidiary of Quovadx, Inc.
(Names of Filing Persons)
(Offerors)

Common Stock,

$0.01 Par Value
(Title of Class of Securities)

141726109

(CUSIP Number of Class of Securities)

Linda K. Wackwitz, Esq.

Executive Vice President
and General Counsel
Quovadx, Inc.
6400 S. Fiddler’s Green Circle,
Suite 1000
Englewood, Colorado 80111
(303) 488-2019
(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

with a copy to

Arthur F. Schneiderman, Esq.
Steve L. Camahort, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the appropriate boxes below to designate any transactions to which the statement relates:

      ☑ third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

“Unaudited Pro Forma Condensed Combined Financial Information
Comparative Historical and Pro Forma Per Share Data
Item 11. Additional Information.
Item 12. Exhibits.
Item 13. Information Required by Schedule 13e-3.
SIGNATURE
EXHIBIT INDEX

      This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed on November 12, 2003, as amended on November 26, 2003, relating to the offer by Chess Acquisition Corporation, a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Quovadx, Inc., a Delaware corporation (“Quovadx”), to exchange all of the outstanding shares of common stock, $0.001 par value per share (“Shares”), of Rogue Wave Software, Inc., a Delaware corporation (the “Company”) for 0.5292 shares of the common stock of Quovadx (the “Quovadx Shares”) and cash in the amount of $4.09 per Share upon the terms and subject to the conditions described in the Prospectus filed by Quovadx on November 12, 2003 and the related Letter of Transmittal.

      The offer is made pursuant to an Agreement and Plan of Merger, dated November 3, 2003, by and among Quovadx, Purchaser and the Company which contemplates the merger of Purchaser with and into the Company (the “Merger”). Quovadx has filed a registration statement with the Securities and Exchange Commission on Form S-4 relating to the Quovadx Shares to be issued to the stockholders of the Company in the offer and the Merger (as amended on December 4, 2003, the “Registration Statement”). The terms and conditions of the offer and the Merger are set forth in the prospectus that is part of the Registration Statement (the “Prospectus”) a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (as they may be amended and supplemented from time to time, together constitute the “Offer”).

      All of the information in the Prospectus and the related Letter of Transmittal, and any prospectus supplement or other supplement thereto related to the Offer filed with the Securities and Exchange Commission after the date hereof, is hereby incorporated by reference in answer to items 1 through and including 11 of the Schedule TO, except as otherwise set forth below.

Item 7.	Source and Amount of Funds or Other Consideration

      For purposes of the Schedule TO, the section entitled “Source and Amount of Funds” on pages 54 and 55 of the Registration Statement is hereby amended in its entirety to read:

“The total amount of funds required by Chess Acquisition Corporation to consummate the offer and the merger is estimated to be approximately $51 million (assuming all options are exercised) and the amount of funds required to pay related fees and expenses is estimated to be approximately $3.7 million. We expect to finance the offer and the merger with internally available funds. In the event a majority, but fewer that 90%, of shares of Rogue Wave common stock are tendered in the offer, we expect to finance the offer with funds from a short-term bridge loan. We have received a commitment letter from our lender, Comerica Bank, which sets forth the terms of a new credit facility, subject to definitive loan documents. The credit facility will consist of a new $12 million non-revolving line of credit for the sole purpose of funding a portion of the cash required for us to acquire the shares of Rogue Wave common stock. The new line of credit would mature in 90 days or within five days of us selling $12 million in equity securities. Interest is payable monthly on the line of credit at the bank’s prime rate, which is currently 4.00%, and principal and interest are due at maturity. The line of credit is secured by our assets. We intend to repay the loan out of our cash flow over the next 90 days. If we acquire more than 90% of the shares of Rogue Wave common stock, we will not need to finance the offer because Rogue Wave’s assets will be available to us upon completion of the short form-merger.”

Item 10.	Financial Statements; Pro Forma Information

      For purposes of the Schedule TO, pages 15-21 of the Registration Statement are hereby amended in their entirety to read:

“Unaudited Pro Forma Condensed Combined Financial Information

      The following unaudited pro forma combined financial information assumes the business combination between Quovadx, Inc. and Rogue Wave Software, Inc., gives effect to the acquisition of CareScience by Quovadx on September 19, 2003, and is accounted for as a purchase. The pro forma combined balance sheet combines the Quovadx September 30, 2003 consolidated balance sheet with the Rogue Wave September 30,

2003 consolidated balance sheet. The pro forma statements of operations combine the Quovadx and CareScience historical results with the Rogue Wave historical results for the periods indicated below. This information is based on the respective historical consolidated financial statements and the notes thereto, incorporated by reference in and enclosed with, this prospectus. The data does not necessarily indicate the operating results or financial position that would have been achieved had the merger been consummated as of the beginning of the periods presented and should not be construed as representative or indicative of these amounts for any future date or in any future periods.

QUOVADX, INC.

PRO FORMA COMBINED BALANCE SHEET

	As Reported

	Quovadx	Rogue Wave Software

	September 30,	September 30,	Pro Forma		Pro Forma
	2003	2003	Adjustments		Combined

	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$30,273	$23,470	$(42,154	)(a)	$11,589
Short-term investments	4,611	9,258	—		13,869
Accounts receivable, net	15,277	6,162	—		21,439
Unbilled accounts receivable	7,425	—	—		7,425
Other current assets	4,128	444	—		4,572

Total current assets	61,714	39,334	(42,154)		58,894
Property and equipment, net	5,907	968	—		6,875
Software, net	23,027	—	10,323	(a)	33,350
Goodwill	14,325	—	34,408	(a)	48,733
Other intangible assets, net	7,060	—	4,424	(a)	11,484
Other assets	6,063	396	—		6,459

Total assets	$118,096	$40,698	$7,001		$165,795

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	3,215	80	—		3,295
Accrued liabilities	8,874	3,087	5,308	(a)	17,269
Unearned revenue	13,734	6,680	—		20,414

Total liabilities	25,823	9,847	5,308		40,978

Commitments and contingencies
			(10	)(b)
Common stock	330	10	55	(a)	385
			(41,376	)(b)
Additional paid in capital	236,383	41,376	31,767	(a)	268,150
Accumulated deficit	(144,524)	(9,776)	9,776	(b)	(144,524)
Deferred compensation	—	—	722	(a)	722
Accumulated other comprehensive income	84	911	(911	)(b)	84
Treasury stock, at cost	—	(1,670)	1,670	(b)	—

Total stockholders’ equity	92,273	30,851	1,693		124,817

Total liabilities and stockholders’ equity	$118,096	$40,698	$7,001		$165,795

QUOVADX, INC.

PRO FORMA COMBINED STATEMENTS OF OPERATIONS

	As Reported
						Pro Forma
	Quovadx	CareScience				Combined	Rogue Wave Software
						Results for		Rogue Wave
			CareScience			Quovadx	Twelve Months	Software
	Twelve Months Ended		Pro Forma			and	Ended	Pro Forma			Pro Forma
	December 31, 2002		Adjustments			CareScience	September 30, 2002	Adjustments			Combined

	(In thousands, except per share data)
Total revenue	$63,658	$13,907	$			$77,565	$43,299	$			$120,864
Total cost of revenue	39,288	6,932		852	(e)	47,072	7,155		2,064	(a)	56,291

Gross Profit	24,370	6,975		(852)		30,493	36,144		(2,064)		64,573

Operating expenses:
Sales and marketing	13,343	8,876				22,219	22,739				44,958
General and administrative	13,660	—				13,660	5,377		720	(a)	19,757
Research and development	7,209	2,963				10,172	12,355				22,527
Restructuring, severance and goodwill amortization	—	—				—	1,315				1,315
Amortization of acquired intangibles	2,307	—		376	(e)	2,683	—		885	(a)	3,568
Impairment charge	—	1,246		(1,246	)(d)	—	—				—

Total operating expenses	36,519	13,085		(870)		48,734	41,786		1,605		92,125

Loss from operations	(12,149)	(6,110)		18		(18,241)	(5,642)		(3,669)		(27,552)
Other income	—	—				—	412				412
Goodwill impairment	(93,085)	—				(93,085)	—				(93,085)
Gain on sale of assets	87	—				87	—				87
Interest income, net	1,035	328		—		1,363	—				1,363

Loss before income taxes	(104,112)	(5,782)		18		(109,876)	(5,230)		(3,669)		(118,775)
Income tax expense	—	—				—	2,065				2,065

Net loss	$(104,112)	$(5,782)		$18		$(109,876)	$(7,295)		$(3,669)		$(120,840)

Net loss per share — basic and diluted	$(3.47)										$(3.19)
Weighted average common shares outstanding — basic and diluted	29,987			2,416	(c)				5,454	(c)	37,857 (c)

QUOVADX, INC.

PRO FORMA COMBINED STATEMENTS OF OPERATIONS

		Historical			As Reported
	As Reported	CareScience		Pro Forma	Rogue Wave
	Quovadx	From		Combined	Software
	Nine Months	January 1,		Results for	Nine Months	Rogue Wave
	Ended	2003 through	CareScience	Quovadx	Ended	Software
	September 30,	September 19,	Pro Forma	and	June 30,	Pro Forma			Pro Forma
	2003	2003	Adjustments	CareScience	2003	Adjustments			Combined

	(In thousands, except per share data)
Total revenue	$56,660	$9,323	$	$65,983	$25,303	$			$91,286
Total cost of revenue	31,639	4,790	639 (e)	37,068	2,761		1,548	(a)	41,377

Gross profit	25,021	4,533	(639)	28,915	22,542		(1,548)		49,909

Operating expenses:
Sales and marketing	12,579	1,687		14,266	11,431				25,697
General and administrative	9,177	6,360		15,537	3,028		540	(a)	19,105
Research and development	7,162	5,037		12,199	5,060				17,259
Restructuring, severance and goodwill amortization	—	—		—	4,123				4,123
Amortization of acquired intangibles	1,071	—	282 (e)	1,353	—		664	(a)	2,017

Total operating expenses	29,989	13,084	282	43,355	23,642		1,204		68,201

Loss from operations	(4,968)	(8,551)	(921)	(14,440)	(1,100)		(2,752)		(18,292)
Other income	—	—		—	117				117
Interest income, net	485	11		496	—				496

Loss before income taxes	(4,483)	(8,540)	(921)	(13,944)	(983)		(2,752)		(17,679)
Income tax expense	—	—		—	121				121

Net loss	$(4,483)	$(8,540)	$(921)	$(13,944)	$(1,104)		$(2,752)		$(17,800)

Net loss per share — basic and diluted	$(0.15)								$(0.47)
Weighted average common shares outstanding — basic and diluted	30,486	2,307 (c)					5,454	(c)	38,247 (c)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Basis of Presentation

      The unaudited pro forma combined financial information of Quovadx has been prepared based on the historical financial statements of Quovadx, Inc., Rogue Wave and CareScience for the periods presented considering the accounting effects of the respective mergers under the purchase method.

      On September 19, 2003, Quovadx and its wholly owned subsidiary, Carlton Acquisition Corp., accepted for exchange and payment all shares of common stock of CareScience, Inc. validly tendered pursuant to Quovadx’s offer to exchange all the outstanding shares of CareScience common stock for the right to receive cash and shares of Quovadx common stock. Also on September 19, 2003, following the acceptance for exchange of the tendered CareScience shares, and pursuant to the merger agreement with CareScience, the acquisition of all of the outstanding shares of CareScience not acquired pursuant to the offer was completed through the merger of Carlton Acquisition Corp. with and into CareScience, resulting in CareScience becoming a wholly owned subsidiary of Quovadx.

      The financial information reflects the financial position of Quovadx as though the acquisition of Rogue Wave had occurred as of September 30, 2003 and the results of operations of Quovadx as though the acquisitions of Rogue Wave and CareScience had occurred as of January 1, 2002. The results of operations for the period after September 19, 2003, and the financial position of CareScience are included in the results of operations and the financial position of Quovadx as of and for the nine months ended September 30, 2003.

      The fiscal year end for Quovadx and CareScience is December 31 and the fiscal year end for Rogue Wave is September 30. In order to present the pro forma combined financial information in a comparable manner, the year ended December 31, 2002 and the nine months ended September 30, 2003 for Quovadx and CareScience have been combined with the year ended September 30, 2002 and the nine months ended June 30, 2003 for Rogue Wave.

      In management’s opinion, all material pro forma adjustments necessary to reflect the effects of the merger have been made. The unaudited pro forma financial information is not necessarily indicative of what the actual financial position or results of operations of Quovadx would have been assuming the mergers had been completed as of January 1, 2002, nor are they indicative of the financial position or results of operations for future periods.

Pro Forma Adjustments

      (a) A new basis will be established for Rogue Wave’s assets and liabilities by allocating the total acquisition consideration to the relative fair values thereof. The following represents the step-up of Rogue Wave’s assets and liabilities to record the cash and the issuance of Quovadx common stock as consideration for the Rogue Wave common stock and the related purchase price allocation, including direct costs, under the purchase method of accounting. The portion of the consideration assigned to goodwill, software and other intangible assets represents the excess of the purchase price over the fair value of the net assets acquired. An average closing price of $5.04 (using the five days surrounding the announcement date of November 4, 2003) for Quovadx common stock was used for this calculation.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION — (Continued)

      The following represents the calculation of the purchase price and goodwill for Rogue Wave (in thousands):

Value assigned to 5,454 shares of Quovadx common stock	$27,489
Cash	42,154
Fair value of Rogue Wave employee options exchanged	6,621
Merger-related expenses and assumed liabilities	3,742

80,006
Net tangible assets of Rogue Wave	(30,851)

Preliminary goodwill, software and other acquired intangible assets	$49,155

      The purchase price is expected to exceed the fair value of net assets acquired and the excess value is expected to be assigned to goodwill, software and identifiable intangible assets. The excess consideration allocated to software and other intangible assets, estimated to be $10.3 million and $4.4 million, respectively, is amortized over five years in the accompanying pro formas. The preliminary estimate of goodwill and other intangible assets will be finalized upon receipt of an independent appraisal.

      In exchange for each outstanding option to purchase the common stock of Rogue Wave, employees of Rogue Wave will receive an option to purchase a unit consisting of 0.5292 shares of Quovadx common stock and $4.09. The fair value of employee stock options exchanged of $6.6 million is reflected in the accompanying pro formas as additional merger consideration. To the extent that such options are not vested as of the merger date, the intrinsic value of the options or $722,000 has been reclassified to deferred compensation, which will be recognized as compensation expense over the remaining vesting term estimated to be 18 months in the accompanying pro formas. Prior to the calculation of the fair value and intrinsic value of the options, the exercise price was discounted assuming that the employee would utilize the $4.09 received upon exercise of the option to reduce the exercise price. To the extent that the $4.09 exceeded the exercise price, the excess cash portion of the units is reflected as a liability of $1.6 million in the accompanying pro formas for the vested portion of the options. The unvested excess cash portion of the units of $359,000 will be recognized as compensation expense over the remaining vesting term estimated to be 18 months in the accompanying pro formas.

      The final allocation of purchase price is subject to adjustment based upon final appraisals and other analyses. These final appraisals and other analyses may result in adjustments to the fair value of net assets acquired. Under the purchase method of accounting, existing intangible assets and equity balances of Rogue Wave will be eliminated.

      (b) Reflects the elimination of the stockholders’ equity accounts of Rogue Wave.

      (c) Unaudited pro forma combined basic and diluted net loss per share also includes 5,454,234 shares and 2,415,900 shares of Quovadx common stock issued in connection with the acquisitions of Rogue Wave and CareScience, respectively. Common stock equivalents are excluded from the computation as the combined pro forma results produced a net loss and such common stock equivalents would be anti-dilutive.

      (d) In December 2002, CareScience recorded a $1.2 million impairment charge to write down all of its goodwill. As any goodwill previously recorded by CareScience would have been eliminated in purchase accounting to give effect to the new basis of CareScience’s assets and liabilities as of the acquisition date, the related impairment charge was eliminated.

      (e) The excess consideration in the CareScience acquisition allocated to software and other intangible assets estimated to be $4.3 million and $1.9 million, respectively, is amortized over five years in the accompanying pro formas. The final allocation of purchase price for CareScience is subject to adjustment based upon final appraisals and other analysis. These final appraisals and other analyses may result in adjustments to the fair value of net assets acquired.

Comparative Historical and Pro Forma Per Share Data

      The following tables set forth certain historical per share data of Quovadx, CareScience and Rogue Wave and combined per share data on an unaudited pro forma basis after giving effect to the respective mergers using the purchase method of accounting assuming $4.09 in cash and 0.5292 shares of Quovadx common stock are issued in exchange for each share of Rogue Wave common stock. The following data should be read in conjunction with the separate historical consolidated financial statements of Quovadx incorporated by reference into this prospectus and the historical consolidated financial statements of Rogue Wave included in its annual report on Form 10-K for the year ended September 30, 2003, which accompanies this prospectus. The unaudited pro forma combined per share data do not necessarily indicate the operating results that would have been achieved had the merger been consummated as of the beginning of the periods presented and should not be taken as representative of future operations. No cash dividends have ever been declared or paid on Quovadx common stock or Rogue Wave common stock.

	For the Year Ended
	and as of	Nine Months Ended
	December 31, 2002	September/June 30, 2003(1)

Historical — Quovadx:
Basic and diluted net loss per common share	$(3.47)	$(0.15)
Book value per common share(2)		$2.80
Historical — CareScience:
Basic and diluted net loss per common share(3)	$(0.43)	$(0.64)
Historical — Rogue Wave:
Basic and diluted net loss per common share	$(0.68)	$(0.11)
Book value per common share(2)		$3.00
Pro forma combined per share data:
Net loss per Quovadx common share	$(3.19)	$(0.47)
Book value per Quovadx common share(4)		$3.25

(1)	The nine month period for Quovadx and CareScience ends September 30, 2003, and the nine month period for Rogue Wave ends June 30, 2003.

(2)	The historical book value per share is computed by dividing stockholders’ equity by the number of shares of common stock outstanding as of September 30, 2003.

(3)	The net loss per common share of CareScience for the period ended September 30, 2003 includes the results through September 19, 2003, after which the results of CareScience are included in the results of Quovadx.

(4)	The pro forma combined book value per share is computed by dividing pro forma stockholders’ equity by the pro forma number of Quovadx shares of common stock outstanding at the end of each period.”

Item 11.	Additional Information.

      The information agent for the Offer is Mellon Investor Services. The information agent can be reached at 1-888-566-9474.

Item 12.	Exhibits.

      The following are attached as exhibits to this Schedule TO:

Exhibit
Number	Exhibit Description

(a)(1)	Prospectus relating to Quovadx Shares to be issued in the Offer and the Merger (incorporated by reference from Amendment No. 1 to Quovadx’s Registration Statement on Form S-4 filed on December 4, 2003).

Exhibit
Number	Exhibit Description

(a)(2)*	Letter of Transmittal (incorporated by reference to Exhibit 99.1 to Quovadx’s Registration Statement on Form S-4 filed on November 12, 2003).
(a)(3)*	Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to Quovadx’s Registration Statement on Form S-4 filed on November 12, 2003).
(a)(4)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.3 to Quovadx’s Registration Statement on Form S-4 filed on November 12, 2003).
(a)(5)*	Letter to brokers, dealers, commercial banks, trust companies and other nominees (incorporated by reference to Exhibit 99.4 to Quovadx’s Registration Statement on Form S-4 filed on November 12, 2003).
(a)(6)*	Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients (incorporated by reference to Exhibit 99.5 to Quovadx’s Registration Statement on Form S-4 filed on November 12, 2003).
(a)(7)*	Press release issued by Quovadx on November 4, 2003 (incorporated by reference to Form 425 filed by Quovadx on November 4, 2003).
(a)(8)*	Joint press release issued by Quovadx and the Company on November 12, 2003 (incorporated by reference to Form 425 filed by Quovadx on November 12, 2003).
(a)(9)*	Transcript from presentation by Quovadx management at Instream Partners Conference on November 11, 2003, in San Francisco, California (incorporated by reference to Form 425 filed by Quovadx on November 13, 2003).
(a)(10)*	Presentation materials used by Quovadx management at Instream Partners Conference on November 11, 2003, in San Francisco, California (incorporated by reference to Form 425 filed by Quovadx on November 13, 2003).
(a)(11)*	Joint communication to Company customers from the Company and Quovadx dated November 25, 2003 (incorporated by reference to Form 425 filed by Quovadx on November 25, 2003).
(b)(1)	Loan and Security Agreement by and among Comerica Bank, Quovadx and Healthcare.com Corporation dated as of August 26, 2003 (incorporated by reference to Exhibit 10.1 to Amendment No. 1 to Quovadx’s Registration Statement on Form S-4 filed on December 4, 2003).
(b)(2)	Commitment letter from Comerica Bank to Quovadx and Healthcare.com Corporation dated December 2, 2003 (incorporated by reference to Exhibit 10.2 to Amendment No. 1 to Quovadx’s Registration Statement on Form S-4 filed on December 4, 2003).
(d)(1)*	Agreement and Plan of Merger, dated as of November 3, 2003, by and among Quovadx, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to Quovadx’s Registration Statement on Form S-4 filed on November 12, 2003).
(d)(2)*	Form of Tender and Voting Agreements, by and among Quovadx and certain stockholders of the Company (incorporated by reference to Exhibit 2.2 to Quovadx’s Registration Statement on Form S-4 filed on November 12, 2003).
(d)(3)*	Form of Affiliate Agreements, by and among Quovadx and certain stockholders of the Company (incorporated by reference to Exhibit 2.3 to Quovadx’s Registration Statement on Form S-4 filed on November 12, 2003).
(g)	None.
(h)	None.

*	Previously filed.

Item 13.	Information Required by Schedule 13e-3.

      Not applicable.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

QUOVADX, INC.

By:	/s/ GARY T. SCHERPING

Gary T. Scherping
Name: Gary T. Scherping

Title:	Executive Vice President and Chief Financial Officer

CHESS ACQUISITION CORPORATION

By:	/s/ GARY T. SCHERPING

Gary T. Scherping
Name: Gary T. Scherping

Title:	Vice President

Date: December 3, 2003

EXHIBIT INDEX

Exhibit
Number	Exhibit Description

(a)(1)	Prospectus relating to Quovadx Shares to be issued in the Offer and the Merger (incorporated by reference from Amendment No. 1 to Quovadx’s Registration Statement on Form S-4 filed on December 4, 2003).
(a)(2)*	Letter of Transmittal (incorporated by reference to Exhibit 99.1 to Quovadx’s Registration Statement on Form S-4 filed on November 12, 2003).
(a)(3)*	Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to Quovadx’s Registration Statement on Form S-4 filed on November 12, 2003).
(a)(4)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.3 to Quovadx’s Registration Statement on Form S-4 filed on November 12, 2003).
(a)(5)*	Letter to brokers, dealers, commercial banks, trust companies and other nominees (incorporated by reference to Exhibit 99.4 to Quovadx’s Registration Statement on Form S-4 filed on November 12, 2003).
(a)(6)*	Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients (incorporated by reference to Exhibit 99.5 to Quovadx’s Registration Statement on Form S-4 filed on November 12, 2003).
(a)(7)*	Press release issued by Quovadx on November 4, 2003 (incorporated by reference to Form 425 filed by Quovadx on November 4, 2003).
(a)(8)*	Joint press release issued by Quovadx and the Company on November 12, 2003 (incorporated by reference to Form 425 filed by Quovadx on November 12, 2003).
(a)(9)*	Transcript from presentation by Quovadx management at Instream Partners Conference on November 11, 2003, in San Francisco, California (incorporated by reference to Form 425 filed by Quovadx on November 13, 2003).
(a)(10)*	Presentation materials used by Quovadx management at Instream Partners Conference on November 11, 2003, in San Francisco, California (incorporated by reference to Form 425 filed by Quovadx on November 13, 2003).
(a)(11)*	Joint communication to Company customers from the Company and Quovadx dated November 25, 2003 (incorporated by reference to Form 425 filed by Quovadx on November 25, 2003).
(b)(1)	Loan and Security Agreement by and among Comerica Bank, Quovadx and Healthcare.com Corporation dated as of August 26, 2003 (incorporated by reference to Exhibit 10.1 to Amendment No. 1 to Quovadx’s Registration Statement on Form S-4 filed on December 4, 2003).
(b)(2)	Commitment letter from Comerica Bank to Quovadx and Healthcare.com Corporation dated December 2, 2003 (incorporated by reference to Exhibit 10.2 to Amendment No. 1 to Quovadx’s Registration Statement on Form S-4 filed on December 4, 2003).
(d)(1)*	Agreement and Plan of Merger, dated as of November 3, 2003, by and among Quovadx, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to Quovadx’s Registration Statement on Form S-4 filed on November 12, 2003).
(d)(2)*	Form of Tender and Voting Agreements, by and among Quovadx and certain stockholders of the Company (incorporated by reference to Exhibit 2.2 to Quovadx’s Registration Statement on Form S-4 filed on November 12, 2003).
(d)(3)*	Form of Affiliate Agreements, by and among Quovadx and certain stockholders of the Company (incorporated by reference to Exhibit 2.3 to Quovadx’s Registration Statement on Form S-4 filed on November 12, 2003).
(g)	None.
(h)	None.

*	Previously filed.